UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

32 Avenue Karamanli, P.O. Box 70837, 16605 Voula, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒           Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1. Press Release dated August 3, 2016: Safe Bulkers Inc. Agrees to the Issuance of 2.95% Cumulative Redeemable Perpetual Preferred Equity to an Unaffiliated Investor to Finance $16.9 Million of a Newbuild Vessel

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2016

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Agrees to the Issuance of 2.95% Cumulative Redeemable Perpetual Preferred Equity

to an Unaffiliated Investor to Finance $16.9 Million of a Newbuild Vessel

Monaco, Monaco – August 3, 2016 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that a subsidiary of the Company has novated an existing newbuild contract for  a Kamsarmax class vessel scheduled to be delivered in the first half of 2018 to a new wholly owned subsidiary of the Company.  Upon delivery of the vessel, the new wholly-owned subsidiary (the “Issuer”) has agreed to issue 2.95% Cumulative Redeemable Perpetual Preferred Equity to an unaffiliated investor (the “Investor”) to finance $16.9 million of the cost of such vessel.  The preferred shares will not entitle the Investor to any voting rights (other than in limited circumstances in the case of certain events of default under the terms of the preferred shares), and the preferred shares may be redeemed at the option of the issuer at any time or at the option of the Investor upon the third anniversary of the issuance date. Furthermore, the Investor will be entitled to nominate one director to the Issuer’s board that represents a minority of the Issuer’s board of directors.

Dr. Loukas Barmparis, President of the Company, said: “This arrangement allows the Company to finance a significant portion of this newbuild through the issuance of preferred equity to the Investor with a preferred dividend below 3%, avoiding the incurrence of additional indebtedness and preserving our liquidity position, while it is not dilutive for our common shareholders.”

Cadwalader, Wickersham & Taft LLP served as legal advisor to Safe Bulkers, Inc.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series B preferred stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.B”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and in the Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 2 111 888 400

Fax: +30 2 111 878 500

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com